SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Dividend for Fiscal Year Ended March 31, 2006
2.	Announcements Regarding Change in Member Composition of Three Committees
3.	Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Employees and Others)
4.	Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Directors and Executive Officers)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 16, 2006	By	/s/ Yukio Yanase

Yukio Yanase
Director
Deputy President
ORIX Corporation

May 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Dividend for Fiscal Year Ended March 31, 2006

Tokyo, Japan — May 12, 2006 — ORIX Corporation today announced that the Board of Directors of ORIX Corporation has decided the following dividend for the fiscal year ended March 31, 2006. The setting of the dividend will be finalized in the meeting of the Board of Directors that will be held on May 18, 2006 after the financial statements for the fiscal year ended March 31, 2006 have been audited as required by law.

Details

Fiscal Year Ended March 31, 2006
Planned Dividend	90 yen per common share

(Reference)

Fiscal Year Ended March 31, 2005
Dividend Paid	40 yen per common share

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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May 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcements Regarding Change in Member Composition of Three Committees

TOKYO, Japan – May 12, 2006 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider announced today in a board of directors meeting that it has decided to change the member composition of the Audit, Nominating and Compensation Committees.

ORIX has made efforts to strengthen its corporate governance framework with the establishment of an Advisory Board in June 1997, the introduction of a Corporate Executive Officer system in June 1998, listing on the NYSE in September 1998, the invitation of independent directors in June 1999 and the adoption of a “Company with Committees” board model in June 2003.

The changes to the committees are accompanied by the retirement of Akira Miyahara and Tatsuya Tamura, who have served as outside directors for the last seven years, and the nomination of Takeshi Sasaki (Professor, Gakushuin University) and Teruo Ozaki (Head, Certified Public Accountant Teruo Ozaki & Co.) as new outside directors. We believe that the appointment of these two highly knowledgeable individuals will allow us to further strengthen our corporate governance.

The nominations are planned to be finalized at the board of directors meeting that will be held after the Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 20, 2006.

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Present	From June 20, 2006
Audit Committee	Audit Committee

3 Members (Outside Directors: 3) Chairman: Yoshinori Yokoyama (Outside Director) Members: Akira Miyahara (Outside Director), Hirotaka Takeuchi (Outside Director)	3 Members (Outside Directors: 3) Chairman: Teruo Ozaki (newly nominated Outside Director) Members: Yoshinori Yokoyama (Outside Director), Hirotaka Takeuchi (Outside Director)

Nominating Committee	Nominating Committee

4 Members (Outside Directors: 3, Directors: 1)

Chairman: Akira Miyahara (Outside Director)

Members: Tatsuya Tamura (Outside Director), Paul Sheard (Outside Director), Yoshihiko Miyauchi (Director and Chairman)

4 Members (Outside Directors: 3, Directors: 1)

Chairman: Hirotaka Takeuchi (Outside Director)

Members: Takeshi Sasaki (newly nominated Outside Director), Teruo Ozaki (newly nominated Outside Director), Yoshihiko Miyauchi (Director and Chairman)

Compensation Committee	Compensation Committee

4 Members (Outside Directors: 4) Chairman: Tatsuya Tamura (Outside Director) Members: Yoshinori Yokoyama (Outside Director), Paul Sheard (Outside Director), Hirotaka Takeuchi (Outside Director)

4 Members (Outside Directors: 4)

Chairman: Yoshinori Yokoyama (Outside Director)

Members: Paul Sheard (Outside Director), Takeshi Sasaki (newly nominated Outside Director), Teruo Ozaki (newly nominated Outside Director)

Details on Outside Directors

Yoshinori Yokoyama (Born in Hiroshima Prefecture on September 16, 1942)

Outside Director, ORIX Corporation

Auditor, Industrial Revitalization Corporation of Japan

Paul Sheard (Born in Australia on November 25, 1954)

Outside Director, ORIX Corporation

Managing Director & Chief Economist Asia, Lehman Brothers

Hirotaka Takeuchi (Born in Tokyo on October 16, 1946)

Outside Director, ORIX Corporation

Dean, Hitotsubashi University Graduate School of International Corporate Strategy

Director (Non-Executive), Trend Micro Incorporated

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Takeshi Sasaki (Born in Akita Prefecture on July 15, 1942)

Outside Director, ORIX Corporation (Planned)

Outside Director, East Japan Railway Company (Planned)

Professor, Gakushuin University, Faculty of Law, Department of Politics

Teruo Ozaki (Born in Tokyo on December 29, 1944)

Outside Director, ORIX Corporation (Planned)

Head, Certified Public Accountant, Teruo Ozaki & Co.

Outside Director, Kirin Brewery Co., Ltd.

Outside Director, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director (Audit Member), DAIKYO INCORPORATED

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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May 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Employees and Others)

At a meeting of ORIX Corporation’s Board of Directors held on May 12, 2006, it was resolved to raise a proposal as an agenda item for approval at the 43rd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 20, 2006. The agenda item is to delegate the Board of Directors of the Company to set offering conditions for issuing stock acquisition rights as part of a stock option program, as shown below, to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

3. Reason for the need to issue Stock Acquisition Rights

In order to further increase the incentive of the aforementioned recipients to raise corporate profits and further increase corporate value.

4. Outline of the Stock Acquisition Rights

(1)	Type and number of shares to be issued upon exercise of the stock acquisition rights Maximum of 160,000 common shares.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 43rd Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 43rd Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 16,000 (10 common shares per one stock acquisition right. However, this number will be adjusted if there is any adjustment made in the number of shares (as per 4. (1) above).

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(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights.

(4) The amount to be paid upon exercise of stock acquisition rights

The exercise price of one stock acquisition right (“exercise price”) shall be the exercise price per share as stipulated below multiplied by 10 (as per 4. (2) above)).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 43rd Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From June 21, 2008 to June 20, 2016.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Acquisition of the Stock Acquisition Rights

1. In the event the Company becomes the non-surviving entity of a merger, becomes a divested company through a divesture, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by the surviving entity, the newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval at the 43rd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 20, 2006.

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About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

-end-

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May 12, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Directors and Executive Officers)

At a meeting of ORIX Corporation’s Board of Directors held on May 12, 2006, a proposal was made to issue stock acquisition rights as part of a stock option program to directors and executive officers of the Company, in order to further increase incentives to raise corporate profits.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Recipients of the Stock Acquisition Rights

Directors and executive officers after the conclusion of the 43rd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 20, 2006.

3. Outline of the Stock Acquisition Rights

(1)	Type and number of shares to be issued upon exercise of the stock acquisition rights Maximum of 40,000 common shares.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 43rd Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 43rd Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 4,000 (10 common shares per one stock acquisition right. However, this number will be adjusted if there is any adjustment made in the number of shares (as per 3. (1) above).

(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights.

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(4) The amount to be paid upon exercise of stock acquisition rights

The exercise price of one stock acquisition right (“exercise price”) shall be the exercise price per share as stipulated below multiplied by 10 (as per 3. (2) above)).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 43rd Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From June 21, 2008 to June 20, 2016.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Acquisition of the Stock Acquisition Rights

1. In the event the Company becomes the non-surviving entity of a merger, becomes a divested company through a divesture, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by the surviving entity, the newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval of the Compensation Committee on “matters relating to the setting of compensation of individual directors and executive officers” that will take place after the 43rd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 20, 2006.

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About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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